UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

In accordance with article 82 of Law 24/1988 on the Securities Markets, Abengoa, S.A. (“Abengoa” or the “Company”), hereby notifies the Comisión Nacional del Mercado de Valores of the following significant event.

Significant Event

In relation to the Abengoa, S.A. €250,000,000 4.5 per cent. Senior Unsecured Convertible Notes due 2017 (ISIN XS0481758307) issued on 3 February 2010, listed on the EuroMTF Market of the Luxembourg Stock Exchange (the “Notes”), Abengoa hereby informs that in connection with the dividend payment agreed during the General Shareholders Meeting on 29 March 2015 of EUR 0.113 per ordinary share, which was distributed to Shareholders on 17 April 2015, in accordance with the terms and conditions of the Notes, the conversion price of the Notes has been adjusted from EUR 5.35 per share to EUR 5.24 per share with effect from 17 April 2015. Pursuant to the terms and conditions of the Notes, such adjustment to the conversion price has been determined by KPMG as independent financial advisor.

Madrid, 28 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 28, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary